Hollysys Automation Technologies Completes Its Management Stock Purchase Plan

Beijing, China – September 19, 2011 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced that several members of the company management have completed the previously announced   management stock purchase plan of $7.5 million resulting in the acquisition in the market of an aggregate of approximately 1.26 million shares as of September 15, 2011.

The Company announced on August 15, 2011, that the management persons led by Dr. Changli Wang, Chairman and CEO, had committed an aggregate of $7.5 million for purchases under the management stock purchase plans. The Company subsequently provided two updates of the plan status in terms of the amount of share purchased.

Dr. Changli Wang, Chairman and CEO of Hollysys, commented: “We are pleased to have completed our management stock purchase plan previously announced on August 15, which is a strong indication of our collective confidence in Hollysys’ business fundamentals and growth prospects, and our management style of practicing what we preach. The purchased shares are intended to be a long term until there is value return on the investment. While focusing on further differentiating Hollysys from our competitors through continuous improving our key capabilities and advantages, we are paying more attention in evangelizing the Hollysys story in the investor community by participating in more investor events held both in China and internationally. Furthermore, we are implementing measures to increase corporate transparency by instituting Annual Investor Day to be held in October each year going forward. We are determined to work hard to create value for our customers, employees, and shareholders.”

Mr. Peter Li, CFO of Hollysys, stated: “Please note that the previously announced date for this year’s Annual Investor Day is changed from October 20 to October 10. Investors who would like to participate in this event should contact their respective brokers to make a reservation, which is on limited availability basis. We look forward to hosting our investors on October 10 at our Beijing premises!”

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 40 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 2000 customers in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of Train Control Center(TCC) and Automatic Train Protection (ATP), and other products, subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

For further information, please contact:
Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
+1-646-593-8125
investors@hollysys.com